Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No. 001-34036)

Marel hf.

The following is an English translation of an interview given by Brian Deck, Chief Executive Officer of John Bean Technologies Corporation, placed in an Icelandic newspaper on June 24, 2024:

“No need for investors to worry that the JBT Marel dual-listing will be abandoned.”

Helgi Vífill Júlíusson og Hörður Ægisson write 24. June 2024 08:19

Picture text: Brian Deck, who has been the Chief Executive Officer of JBT since year-end 2020, says, in an exclusive interview with Innherji, that he believes that everybody will see the benefits of combining JBT and Marel. “Marel’s board and management worked hard at getting as high a price for the Marel shares as possible. We believe the offer is good.”

The combined company, John Bean Technologies (JBT) and Marel, will not be over-indebted, according to JBT’s CEO. Work will be done to reduce indebtedness and it will reach an acceptable level in one year. He says that Icelandic investors need not fear that dual registration in Iceland and the United States will be abandoned. The dual listing will not be a burden on the business, and it will increase liquidity with the company’s shares. “Marel has more powerful long-term shareholders, such as a pension fund, and we embrace them,” says the CEO in an exclusive interview with Innherji.

The voluntary offer of the American company JBT for the entire share capital of Marel took effect this morning and expires on September 2. That deadline may be extended if necessary.

The board of Marel announced in April that it had signed an agreement with JBT on the main terms for a planned offer for the entire share capital of the Icelandic company at a price of 3.6 euros per share. The transaction is expected to be completed before the end of the year, but Marel shareholders can choose to receive payment for their Marel shares entirely in cash, a combination of cash and shares in the combined JBT company, or in shares only. However, aggregate cash payments to Marel shareholders can be a maximum of approximately 950 million euros and will result in their ownership of the combined entity of approximately 38%.

The combined company will be called JBT Marel Corporation. It will be listed on the stock market in the United States and Iceland. In addition, the company’s headquarters will be in Chicago, Illinois and the Gardabaer facility in Iceland will serve as a Europe headquarters and a technology development center. For the takeover offer to succeed, Marel shareholders who own at least 90 percent of the shares must accept the offer.

When it comes to leverage, you have to take into the account the nature of the business of the company in question. Approximately half of JBT Marel’s revenue will not be related to the production of food processing machined, but the sale of services and spare parts.

It is expected that the merger will result in cost savings of about 125 million US dollars, equivalent to about 17.5 billion ISK, per year, after three years. In addition, it is estimated that revenue may be increased by up to 75 million dollars after three years in view of a product selection that fits well together.

Brian Deck, CEO of JBT, says that the American company operates on a broader basis than Marel. 80-85 percent of Marel’s business is related to protein sources, such as fish, chicken and meat, while the ratio is 40-50 percent at JBT. JBT also served food companies regarding beverage, vegetable and fruit equipment.

Source: JBT’s investor presentation.

According to him, the variety reduces the fluctuations that would otherwise affect the business. “The combined company will operate in extremely interesting markets,” says JBT’s CEO in an interview with Innherji.

Deck adds that JBT’s and Marel’s product offerings complement each other well. Equipment from the two companies can often be found in customers‘ factories.

“The combined company will be able to provide excellent customer service that will be unparalleled. Our product line, service and software solution will be unique in the market. As a result, customers will be more successful in their own operations. It is of the utmost importance.”

The annual turnover of the combined company will amount to approximately four billion Euro.

He points out that Marel is powerful in primary processing and fairly advanced in secondary processing. JBT was interested in gaining a foothold in primary processing and Marel wanted to strengthen in areas where JBT is well established. The companies work in different fields when it comes to further processing. There is little overlap.

“JBT strengths lie in further processing,” says Deck.

He says that Marel has been very innovative and has placed great emphasis on technological development. “Even being ahead of JBT in that area. We will benefit from the strengths of both companies.”

As reflected in JBT‘s investor presentations, JBT expects that the aggregate revenue of the combined company will amount to approximately 4 billion Euro, with an EBITDA of 16%.

Source; JBT’s investor presentation

- Some investors in Iceland fear that sometime after the merger, the dual listing will be canceled and JBT Marel will only be listed on the stock market in the United States. What is your view on that?

“There is no need to worry. We want to have shareholders who have knowledge of the business. Marel’s shareholder group includes a number of long-term investors with extensive knowledge of Marel and the market in which the company operates. Why wouldn’t I want a large group of investors who understand the business? The dual registration will increase liquidity with JBT Marel’s shares.

Dual listing will not be a burden on the business; we will be able to take advantage of information to be received by the New York Stock Exchange and send it on to Nasdaq. Therefore, the dual registration is neither costly nor does it lead to a lot of extra work for our staff,” explains Deck.

Unafraid of the project of reducing leverage.

- Some analysts believe that the combined company will be too leveraged. Interest-bearing debt will be around 3.5 times earnings before capital items, depreciation and taxes (EBITDA). Interest rates are high, and it is uncertain when interest rates will drop. How do you see the matter?

“We disagree. I worked in the banking system for 15 years before changing careers. When it comes to indebtedness, you need to understand the nature of the business in question. Approximately half of JBT Marel’s income will not be related to the sale of food processing machines, but to the sale of services and spare parts. It is a very stable income, no matter what state the economy is in. There will always be a demand for food. During the Covid pandemic, for example, JBT’s recurring revenue only fell by one percent. The factories are always in operation and the equipment needs to be serviced in order for the production to run smoothly.

We want the group’s interest-bearing debt to be around two to three times EBITDA. It will take us about a year to reduce the ratio from 3.5 to two or three. We are not afraid of that project.

It should be noted that JBT has some fixed interest loans that carry less than one percent interest. It is a question of several hundred million dollars on such terms. We took advantage of low interest rates a few years ago and this debt will mature in 2026. “The group’s capital costs are therefore not as high as one might expect.”

We have bought big companies before, but never as big as Marel. The Merger will transform our business.

- There are significant cultural differences between the companies that could create problems in achieving the expected efficiency of operations.

“There are not as many cultural differences as one might think. JBT is a global company. We have extensive operations in Europe, and Marel is very active in the United States, even if it can be said that the weight of JBT’s operations is in the United States, while Marel’s is in Europe.

We know that it is important to unite the cultures of the companies. Part of the process will be to understand each other better, educate and communicate how the project is moving forward.

If we start by putting customers first, and the staff realizes that we offer them better solutions in a unified rather than in a fragmented way, that is encouraging.

The two companies have many similarities. We have common goals, a common purpose and a common vision.”

Willing to build on Marel‘s legacy in Iceland.

The combined market value of Marel, as the second most valuable company listed in the Icelandic stock exchange and JBT is currently well over ISK 800 billion.

- Has JBT previously merged with a relatively large company?

“We have bought big companies before, but never as big as Marel. The merger will revolutionize the business. JBT has not previously made such purchases. We have extensive experience in integrating smaller companies. It is good to keep in mind that both JBT and Marel are built on a series of acquisitions.

We will be assisted by advisors who know how to best handle large-scale mergers.”

Text translation of insert: Believes that JBT is one of the companies best suited to merge with Marel

The markets in which Marel operates are still very fragmented and it is therefore „necessary“ for the company to take part in the foreseeable merger-trend, according to the Chairman of Eyrir Invest, which is by far Marel‘s largest shareholder and who has supported JBT‘s intentions to merge the two companies.

Brian Deck, who was JBT’s CFO before taking over as CEO towards the end of 2020, has himself done extensive mergers before. He had a job in the financial management of an industrial company that was created by the merger of two equally large companies.

- Are you aware that you are buying a “crown jewel” on the Icelandic stock market and in Icelandic industry?

“We are fully aware of that and welcome the importance of Marel in Iceland. We have done everything in our power to ensure that its legacy lives on. We worked closely with Marel’s board on that project. This work resulted in, among other things, dual listing in Iceland, the name of the company will be JBT Marel and Árni Sigurðsson, Marel‘s current CEO, will continue to be a senior executive and manage parts of the business. I believe we can build on Marel’s legacy. JBT shares the same vision and purpose as Marel.”

- JBT Marel’s headquarters in Europe will be in Iceland, where Marel currently employs over 700 people. Can we expect layoffs and other cost-cutting measures?

“We fully realized how important Iceland is to Marel’s operations. The company’s headquarters are in Iceland and its operations are mainly related to the fish industry.

We are fully used to operate in expensive areas

We have a lot of faith in that activity, despite the recent challenges. Our goal is to continue building the fishing industry. Fish is a good source of protein and a growing market. But it needs to be built in an efficient way. JBT is constantly working to improve the way it works with daily management and continuous improvement.

Marel has a great staff. We want to take advantage of that, but of course we have to make sure that there are not too many employees doing the same job in an international company.”

- How do you see the business developing in Iceland in ten years?

“Iceland will continue to be a cornerstone of our operations. It must be kept in mind that JBT Marel is a growth company. In order to grow, you need people and expertise. There is a lot of knowledge in Iceland and we will make use of it. The company will grow significantly over the next ten years, and for that we need to build on the current foundation.”

Text translation of insert: A large shareholder in Marel has a change of heart and now supports JBT‘s takeover offer.

Adam Epstein, who heads a hedge fund which is one of Marel‘s largest non-domestic shareholders, support JBT‘s takeover offer in its current form. When the US food processor first submitted its offer, he was completely opposed to it.

- But Iceland is an expensive country, is it not?

“The same also applies to Denmark, Sweden, Belgium, the Netherlands, Italy and Spain. One of our most powerful operations takes place in Sweden and there are some similarities between Sweden and Iceland. Sweden is also an expensive country, but we run it efficiently and with our continuous improvement mindset. We are used to working in more expensive territories.”

When asked, Deck says that around 300 people work for JBT in Sweden.

- You said that JBT is a growth company. How fast has the company grown in recent years?

“There has been less growth in the past two years due to difficult market conditions. In a decade, JBT’s revenue has doubled. Internal growth has been between four and six percent.

In addition, we have acquired quite a few companies to be able to offer a wider product line for customers.

When I joined JBT in the year 2014, its stock price was around $30 per share. Now it is around 100. We have improved the margin by constantly improving our operations and bringing more value to our customers. Along with the growth, staff have had many interesting opportunities.”

JBT’s share price development of the last five years.

Share price development during the last five years

- Will JBT’s internal growth be faster in the merger with Marel?

“By virtue of a more comprehensive product offering for customers, it is possible to grow faster. Customers are much more likely to buy solutions that are designed to work well together than unrelated products. If something happens, it is also easier to fix the problem in an integrated production line. At present, customers often must assemble a production line with products from different suppliers.

The consolidation will also enhance our services and improve response time. Often, customers are servicing the production lines themselves, but with a more powerful service offering, we expect to grow in that area.”

Deck points out that JBT operates in a growth market. Food consumption is increasing in line with the increase in human population. Consumers are also increasingly seeking conveniences, such as convenience foods, prepared foods, and more protein consumption that comes along with rising wealth. In addition, food manufacturers are calling for increased efficiency and automation in operations. On top of that, there is a growing demand for sustainability in production and to use less resources, such as water and packaging.

“All this adds up so that internal growth can be considerable,” he says.

In the United States, such talks are usually further along when they need to be announced. Of course, we would have liked for our interest to be revealed later in the process, but we understand the situation and are not upset by this. It all turned out well in the end.”

According to Deck, a yearly revenue growth of 4 to 6 per cent can lead to profits growing by more than ten percent per year because the increased activity means that fixed costs can be utilized better.

“This is not only about internal growth. The combined company will have strong cash flow. After the integration of the operations—which will take a few years—there will be opportunities to invest in companies that have powerful technology that fits well with the needs of customers. That will be a big part of the growth.”

- How long until JBT Marel will take over a company?

“It’s at least two years away. We will first integrate JBT and Marel and reduce the group’s indebtedness.”

Deck says that there is a significant accumulated capex investment need among JBT‘s clients, but they have held back for some time in light of the difficult market conditions. “The situation has improved over the past five months after a challenging 18 months. It’s an unusually long period of time in our industry.”

Seðlabankinn og Kauphöllin stigu inn í viðræður Marels og JBT

Kauphöllin og Fjármálaeftirlit Seðlabankans sagði stjórnendum Marels hinn 24. nóvember að það yrði að upplýsa um hver hefði lagt fram óskuldbindandi viljayfirlýsingu um tilboð í félagið. Ekki væri nóg að greina einungis frá tilvist þess.

Innherji /

Translation of insert text: The Central bank and the Stock exchanges intervened in Marel‘s and JBT‘s discussions.

The stock exchange and the Financial Supervisory Authority of the Icelandic Central Bank told Marel managers on November 24th that the identity of the person which had submitted a non-binding letter of intent for submission of an offer for the company had to be revealed. It was not sufficient only to reveal its existence.

The Stock Exchange and the Central Bank’s Financial Supervisory Authority told Marel’s management on November 24, last, that they had to disclose who had submitted a non-binding letter of intent regarding an offer for the company and at which price. It would not be enough to report only its existence, as was done. Subsequently, the Exchange was informed that JBT was the bidder.

-

On November 24th, the Stock Exchange and the Financial Supervisory Authority of the Central Bank instructed Marel to reveal who had submitted a non-binding offer for the company. Would you have liked more time before the bidder was identified?

“In the United States, such talks are usually further along when they need to be announced. Of course, we would have liked for our interest to be revealed later in the process, but we understand the situation and are not upset by this. It all turned out well in the end.”

Árni Oddur Þórðarson stepped down as Marel’s CEO on November 7, last year, as Arion banki took over his almost five percent stake in Eyrir Invest due to a margin call. Marel’s exchange rate had fallen considerably, which meant that the loan terms were breached.

“Almost as soon as money flowed into our bank accounts after the sale of Aerotech, our discussions with Marel began.”

The investment company, Eyrir Invest, is Marel’s largest shareholder with a 25 percent stake and has irrevocably agreed to JBT‘s offer. Árni Sigurðsson, previously the Deputy CEO of Marel, took over the job.

Brian Deck who arrived in Iceland yesterday morning, amongst other things to engage with Marel shareholders, says that when poly rates come down and current protein markets conditions improve, it will support the share price of companies like JBT Marel.

A “very fortunate” timing

Deck recalls that Friðrik Jóhannsson, chairman of the board of Eyrir Invest, contacted him shortly after Árni Oddur stepped down from Marel and offered JBT to buy their quarter stake in Marel. JBT has long admired Marel, but it would not have fared well for the companies if JBT had acquired just a minority. “It would have been a strange for us to be in if we would only have acquired a 25 percent stake. That’s why we got in touch with Marel’s board of directors after our initial conversations with Eyrir.”

Eleven days earlier, the management of JBT had discussed with the employees of the investment bank Goldman Sachs about possible acquisition opportunities. Among the things discussed was contacting Marel early in 2024.

“You could say the timing was very fortunate,” says Deck. “Almost as soon as money flowed into our bank accounts after the sale of Aerotech, our discussions with Marel began.”

Aerotech manufactures equipment for airports.

“After the sale of Aerotech, JBT was almost debt-free and sitting on a lot of capital. We wanted to reinvest part of the sale proceeds in technology companies in the field of food production. However, it was not planned to consider Marel at that time. But given the strength of Marel and the advantages of a merger, we felt that we had to try for a merger when the opportunity presented itself.”

Insert text translation: Convinced of significant synergies being attached to the Marel JBT combination.

An updated letter of intent regarding John Bean Technologies Corporation‘s possible offer for Marel, increased its offer price by 8 percent over its previous offer and indicates a price er share comparable to that currently indicated by non-domestic analysts for the Icelandic company.

- Would there have been a merger with Marel if you had not just sold Aerotech?

“Probably not. It would have been much more challenging because we didn’t have as much cash at our disposal. Indebtedness at the time of the purchase would have been higher and that would no doubt have been unwise. Without the sale of Aerotech, the merger would be much more difficult, if not impossible.”

- Regulators have yet to approve the merger of JBT and Marel. In addition, half of JBT’s shareholders must approve it and 90 percent of Marel’s shareholders. Is there a chance that the merger will not be achieved before the end of the year?

“We aim to complete the merger in the fourth quarter, but it is not possible to say when the regulators will complete their work.

Shareholder response has been good. I visited Iceland and talked with major shareholders at Marel. I think everyone sees the advantages of merging the companies.

Marel’s board and management worked hard at getting as high a price for the Marel shares as possible. We believe the offer is good.”

- JBT‘s share price exceeded 170 in the fall of 2021 but is now around 100 dollars. What happened?

“The market was inflated. A similar story can be told about other technology companies in the food industry. Marel’s exchange rate exceeded six euros per share at this time but is now 3.4 pr. share.

Insert text translation: The development of Marel shareprice since the beginning of the year 2023. Share price.

It should be kept in mind that when the companies’ share prices were at their highest, interest rates were low and private-equity funds invested generously and our end markets were stronger. Then interest rates went up and price indices fell. I believe that when policy rates fall, which is imminent, along with improving protein markets it should support the value of smaller companies in the market, such as JBT Marel.

Our intention is to create value for shareholders through the merger with Marel. And we intend to do it in the old-fashioned way: Take good care of customers and then we will do well.”

Pension funds represent a large group among Marel‘s shareholders.

In addition to the Eyrir Invest holding which, as mentioned above, represents by far the largest shareholder in Marel with nearly a quarter of the share, Icelandic pension funds are noticeable within its shareholders‘ group.

Their collective direct holdings amounted to approximately 33%in the company at the beginning of the year, of which the three largest Icelandic pension funds – LSR, Lífeyrissjóður Verslunarmanna (LIVE) and Gildi – hold a nearly 19% share. In addition to their direct holdings, some of the largest pension funds – LSR, LIVE and Birta – have significant indirect holdings through Eyrir Invest.

Insert text translation: Pension funds increased their Marel holding and now hold approximately 40 percent share.

The Icelandic pension funds, particularly the largest, mildly increased their Marel holdings last year during very volatile and demanding market conditions and, when considering their indirect holdings through Eyrir Invest, now hold an aggregate 40% share of the company.

At the end of last year, the shareholdings of investors in Marel that were registered through ABN Amro‘s custodian account in the Netherlands totaled more than 30 percent. Although some of the shares are owned by Icelandic investors, especially mutual funds, it can be said that the vast majority of these shares are related to the ownership of various foreign investors. In addition, foreign funds own several percent of Marel, which is listed on the domestic Icelandic market – including Vanguard‘s almost three percent shareholding – and therefore it can be estimated that direct foreign ownership by foreign parties is around or just under 30 percent.

Looking at JBT‘s current shareholder base, there are not many large active investors. The largest shareholders are mainly index funds managed by BlackRock, Vanguard and T. Rowe Price – these three companies together hold about a third of the share capital – which are generally passive owners.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and such statements are intended to qualify for the protection of the safe harbor provided by the PSLRA. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel and our objectives, strategies, plans, goals and targets. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that JBT’s stockholders may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the offer in a timely manner or at all; the risk that the offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in JBT’s financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage strategy, including our ability to execute on strategic investments, merger or acquisition opportunities; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in the Registration Statement on Form S-4 (the “Form S-4”), including the preliminary proxy statement/prospectus contained therein, filed by JBT in connection with the offer; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this communication is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act, and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the offer, JBT has filed with the SEC the Form S-4, which contains a preliminary proxy statement/prospectus. Additionally, JBT has filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) a prospectus in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 for the shares to be issued in connection with the offer and for the listing and admission to trading on Nasdaq Iceland of JBT securities (the “prospectus”) and an offer document, which have been approved by the FSA. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE FORM S-4, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders may obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following the launch of the offer, you may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://ir.jbtc.com/overview/default.aspx as well as a free copy of the offer document.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the offer. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the offer. You may obtain free copies of these documents as described in the preceding paragraph.